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                               April 23, 2024

       Christopher Meyer
       Chief Financial Officer
       Bloomin' Brands, Inc.
       2202 North West Shore Boulevard, Suite 500
       Tampa, FL 33607

                                                        Re: Bloomin' Brands,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 28,
2024
                                                            File No. 1-35625

       Dear Christopher Meyer:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted Net Income and Adjusted Diluted Earnings Per Share Non-GAAP Reconciliations,
       page 48

   1. In your calculation of adjusted diluted earnings per share you exclude the dilutive effect of
                                                        5,077 and 6,089 shares
for 2023 and 2022, respectively, to be issued upon conversion of the 2025 Notes since
your convertible note hedge offsets the dilutive impact of the shares.
                                                        On page 80, you state
that the convertible note hedge transactions are not considered when calculating dilutive
shares given their antidilutive impact as an offset to dilution of shares underlying the 2025
Notes. Please tell us how you concluded that the noted adjustment does not represent an
individually tailored accounting principle. Refer to Question 100.04 of the Non-GAAP
Financial Measures Compliance and Disclosure Interpretations.
 Christopher Meyer
Bloomin' Brands, Inc.
April 23, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameChristopher Meyer                       Sincerely,
Comapany NameBloomin' Brands, Inc.
                                                          Division of
Corporation Finance
April 23, 2024 Page 2                                     Office of Trade &
Services
FirstName LastName